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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*


                              WHX CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  929248102
                     ----------------------------------
                              (CUSIP Number)

                              DECEMBER 26, 2000
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No. 929248102                 SCHEDULE 13G             Page 2 of 3 Pages
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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Joseph A. Cohen

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 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization

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 Number of Shares             (5) Sole Voting Power
 Beneficially
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:
                             --------------------------------------------------
                              (7) Sole Dispositive Power

                             --------------------------------------------------
                              (8) Shared Dispositive Power

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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     732,200
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
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(11) Percent of Class Represented by Amount in Row (9)
     4.89%
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(12) Type of Reporting Person* (See Instructions)
     IN
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===================                                          =================
CUSIP No. 929248102                 SCHEDULE 13G             Page 3 of 3 Pages
===================                                          =================


       This statement constitutes Amendment No. 1 to the Statement on
Schedule 13G filed with the Securities and Exchange Commission by Joseph A. Cohen (the "Filing Person") with respect to securities of WHX Corporation (the "Company"). The Schedule 13G, as amended, is referred to herein as the "Schedule 13G."

ITEM 1.  SECURITY AND ISSUER

       This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of WHX Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 110 East 59th Street, New York, NY 10022.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

       This Statement is being filed to report the fact that the Filing Person has ceased to be the beneficial owner of more than five percent of the Company's Common Stock. Such determination is based upon the number of shares of Common Stock outstanding as reported on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

ITEM 10. CERTIFICATIONS.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 8, 2001



                                        /S/ JOSEPH A. COHEN
                                        ----------------------------------------
                                            Joseph A. Cohen